Exhibit 99.1

CooTek Announces Appointment of New Auditor

SHANGHAI, November 29, 2022 -- CooTek (Cayman) Inc. (OTC: CTKYY) (“CooTek” or the “Company”), a global mobile internet company, today announced the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. (“Shandong Haoxin”) as its independent registered public accounting firm, effective November 29, 2022.

The appointment of Shandong Haoxin was made after a careful and thorough evaluation process and has been approved by CooTek’s board of directors and audit committee.

Shandong Haoxin will replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm. The Company’s decision to change its auditor was not the result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Deloitte has not commenced any audit work on the consolidated financial statements of the Company for the year ending December 31, 2022. It is therefore expected that the change of auditor will not have any material impact on the annual audit of the Company for the year ending December 31, 2022.

About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users.

For more information on CooTek, please visit https://ir.cootek.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

CooTek (Cayman) Inc.
Mr. Jacky Lin
Email: IR@cootek.com

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